UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: February 27, 2009
(Date of earliest event reported)

GOLDRICH MINING COMPANY
(Exact name of registrant as specified in its charter)

Commission File Number: **001-06412**
_____

Alaska	**91-0742812**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**3412 S. Lincoln Drive
Spokane, Washington 99203-1650**
(Address of principal executive offices, including zip code)

(509) 624-5831
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02   **Unregistered Sales of Equity Securities**

Goldrich Mining Company (the "Company") issued a total of 5,072,328 common shares to RAB Special Situations (Master) Fund Limited ("RAB"), pursuant to the terms of a convertible debenture held by RAB dated November 25, 2005 in the principal amount of $1,000,000 due February 27, 2009 (the "Debenture"). In accordance with the terms of the Debenture, the principal amount of $1,000,000 plus interest of $14,465.75, accrued from December 1, 2008 through February 27, 2009, was converted into common shares of the Company at a price of $0.20 per share. Consequently, 5,000,000 common shares were issued to satisfy the conversion of the principal and 72,328 common shares were issued to satisfy conversion of the interest. After the conversion and issuance of these common shares, the Company now has 44,219,712 shares outstanding.

The maturity date of the Debenture was originally November 21, 2008; however, the parties agreed to an extension to February 27, 2009. On February 17, 2009, the Company provided 10-day notice to RAB in writing of its intent to convert the Debenture, at the Company's option as allowed in the provisions of the Debenture, into common shares of the Company effective on February 27, 2009. The certificate for the common shares was delivered on February 23, 2009. The common shares were issued to RAB pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), provided by section 3(a)(9) of the U.S. Securities Act.

The Company has taken this step to reduce costs and future commitments.   The Company is in cash conservation mode and plans to wait for capital market conditions to improve before taking on any additional cash commitments.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDRICH MINING COMPANY
(Registrant)

Dated: March 3, 2009   By: /s/ Ted R. Sharp
                                            Ted R. Sharp
                                            Chief Financial Officer